EXHIBIT 99.1



                      FOR IMMEDIATE RELEASE 13 August 2002



                              WPP GROUP PLC ("WPP")


                  Hill and Knowlton acquires Gambit in Norway




WPP's wholly owned operating company, Hill and Knowlton ("H&K"), the public relations and public affairs firm, has acquired the entire issued share capital of Gambit AS, one of the leading communications agencies in Norway.

The agency, which will be re-named Gambit H&K, employs 22 people and had revenues of NOK22 million for the year ended 31 December 2001 and net assets of NOK3.6 million as at the same date.

Gambits' clients include Cisco Systems Inc, Procter & Gamble, Motorola, Guiness UDV, Business Sofware Alliance, DHL , Findus Norway, Royal Norwegian Airforce and Hoffmann-La Roche.

The acquisition of Gambit reinforces H&K's Nordic offer, and continues WPP's strategy of strengthening its networks in important markets and sectors.



For further information, please contact:

Feona McEwan, WPP London                            44-20 7408 2204
www.wpp.com